Mutual of America Investment Corporation
                                 320 Park Avenue
                          New York, New York 10022-6839


June 22, 2006



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Mutual of America Investment Corporation
         Post-Effective Amendment No. 1 to Registration Statement on Form N-14 Form Type: 485APOS
         Accession No. 0001145443-06-002110
         File No. 033-06486

Dear Ladies and Gentlemen:

On behalf of Mutual of America Investment Corporation, I hereby request that Post-Effective Amendment No. 1 to its Registration Statement on Form N-14 under the Securities Act of 1933, as amended ("1933 Act"), which was filed with the Securities and Exchange Commission ("SEC") at 5:28 p.m. on June 20, 2006, as evidenced by Accession No. 0001145443-06-002110 be withdrawn.

This request is being made because the printer inadvertently filed the Post-Effective Amendment with an incorrect 1933 Act File Number.

Another Post Effective Amendment bearing the correct 1933 Act File Number was filed at 8:56 p.m. on the same day. The SEC's receipt of the corrected filing is evidenced by Accession No. 0001206774-06-001366. Please note that the within withdrawal request does not apply to the filing that was effected at 8:56 p.m. on June 20, with Accession No. 0001206774-06-001366.

Thank you for your assistance. Please contact the undersigned at (212) 224-1562 with any questions.

                                                   Regards,


                                                   /s/ Thomas L. Martin
                                                   -----------------------------
                                                       Senior Vice President and
                                                       Associate General Counsel

Attachment

cc:  Beth R. Kramer
         Kirkpatrick & Lockhart Nicholson Graham LLP